Linux Gold Corp.

(An Exploration Stage Company)

Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

May 31, 2010

Reader’s Note:

These  unaudited  interim  consolidated  financial  statements  of  Linux  Gold  Corp.  (“the  Company”)  for  the

three  months  ended  May  31,  2010  have  been  prepared  by  management  and  have  not  been  reviewed  by  the

Company’s auditors.

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.

(An Exploration Stage Company)

Interim Consolidated Balance Sheets

(Expressed in Canadian Dollars)

As at

As at

31 May

28 February

2010

2010

$

$

(Unaudited)

Assets

Current

Cash and cash equivalents

9,574

182

Goods and services tax receivable

5,322

3,922

Marketable securities (Note 3)

155,050

191,330

Prepaid expenses and deposits

3,753

3,863

173,699

199,297

Property and equipment (Note 4)

6,542

6,947

180,241

206,244

Liabilities

Current

Bank indebtedness

14,631

-

Accounts payable and accrued liabilities  (Note 6)

151,771

150,628

Due to related parties (Note 7)

341,006

313,490

507,408

464,118

Stockholders’ deficit Capital stock (Note 9)

Authorized

200,000,000 common shares without par value

Issued and outstanding

31 May 2010 –  92,650,825 common shares

28 February 2010 –  92,650,825 common shares

15,259,893

15,259,388

Share subscriptions received

25,900

-

Donated capital

435,651

423,030

Accumulated other comprehensive loss

(80,762)

(76,687)

Deficit, accumulated from prior operations

(7,524,145)

(7,524,145)

Deficit, accumulated during the exploration stage

(8,443,704)

(8,339,460)

(327,167)

(257,874)

180,241

206,244

Nature and Continuance of Operations (Note 1), Commitments (Note 10) and Subsequent Events (Note 12)

On behalf of the Board:

“John Robertson”

Director

“Jennifer Lorette”

Director

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.

(An Exploration Stage Company)

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in Canadian Dollars)

(Unaudited)

Cumulative

from inception

of exploration

For the

For the

stage on

three months

three months

1 March 2003

ended

ended

to 31 May

31 May

31 May

2010

2010

2009

$

$

$

General and administrative expenses

Amortization of debt issue costs

205,242

-

-

Amortization of property and equipment

29,452

405

716

Bad debt expense

84,952

-

-

Consulting and subcontracts

1,587,709

34,327

37,522

Filing and regulatory fees

163,117

4,303

521

Foreign exchange loss (gain)

(36,136)

(604)

(15,058)

Imputed interest (Note 7)

230,151

12,621

6,613

Interest expense

2,302,583

-

608

Management fees (Note 8)

222,250

7,500

7,500

Mineral property exploration and

development costs (Note 5)

1,883,988

17,926

1,085

Office, rent and telephone

705,463

8,621

10,490

Professional fees

422,299

7,812

5,450

Travel and promotion

963,873

4,647

3,258

Net loss before other items

(8,764,943)

(97,558)

(58,705)

Other items

Loss on sale of marketable security

(9,637)

(6,686)

-

Mineral property acquisition costs written

off

(126,417)

-

-

Accounts payable written off

46,281

-

-

Income from discontinued operations

369,213

-

-

Interest income

41,799

-

-

Net loss for the period

(8,443,704)

(104,244)

(58,705)

Basic and diluted net loss per share

(0.00)

(0.00)

Weighted average number of common

shares used in per share calculations

92,650,825

87,650,825

Comprehensive loss

Net loss for the period

(8,443,704)

(104,244)

(58,705)

Unrealized holding gain (loss) on

available-for-sale investments

(80,762)

(4,075)

26,000

Comprehensive loss

(8,524,466)

(108,319)

(32,705)

Comprehensive loss per share

(0.00)

(0.00)

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited)

Cumulative from

For the

For the

inception of

three

three

exploration stage

months

months

on 1 March 2003

ended

ended

to 31 May

31 May

31 May

2010

2010

2009

$

$

$

Cash flows used in operating activities

Net loss for the period

(8,443,704)

(104,244)

(58,705)

Adjustments to reconcile loss to net cash used by

operating activities

Amortization of debt issue costs

205,242

-

-

Amortization of property and equipment

29,452

405

716

Receipt of marketable securities for property

(16,000)

-

-

Accretion of discount on convertible debt

2,291,794

-

-

Bad debt expense

84,952

-

-

Imputed interest

230,151

12,621

6,613

Accounts payable written off

(46,281)

-

-

Mineral property acquisition costs written off

126,417

-

-

Stock-based compensation

269,845

505

408

Shares issued for services

120,000

-

-

Shares issued for settlement of rent obligation

19,200

-

-

Net loss on sale of marketable securities

9,637

6,686

-

Income from discontinued operations

(369,213)

-

-

Changes in operating assets and liabilities

Bank indebtedness

14,631

14,631

Goods and Services Tax receivable

39,583

(1,400)

(1,944)

Prepaid expenses and deposits

(3,262)

110

-

Accounts payable and accrued liabilities

(127,108)

1,143

(1,318)

Due to related parties

276,358

20,448

41,197

(5,288,306)

(49,095)

(13,033)

Cash flows used in investing activities

Mineral interest acquisition costs

(66,417)

-

-

Disposal (purchase) of marketable securities

(149,449)

25,519

-

Purchase of property and equipment

(35,994)

-

-

(251,860)

25,519

-

Cash flows from financing activities

Advances from related parties

23,306

7,068

-

Debt issue costs

(205,242)

-

-

Proceeds from convertible debt

2,226,251

-

-

Repayment of debt

(153,400)

-

-

Proceeds from issuance of common shares

3,654,161

-

-

Share subscriptions received

78,177

25,900

-

Share issue costs

(84,647)

-

-

5,538,606

32,968

-

Increase (decrease) in cash and cash equivalents

(1,560)

9,392

(13,033)

Cash and cash equivalents, beginning of period

11,134

182

13,894

Cash and cash equivalents, end of period

9,574

9,574

861

Supplemental Disclosures with Respect to Cash Flows (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.

(An Exploration Stage Company)

Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

(Expressed in Canadian Dollars)

(Unaudited)

Deficit

Accumulated

Common

Deficit

accumulate

other

Total

Shares of

stock and

accumulate     d during the      comprehensive

stockholders’

common stock

paid-in

Subscriptions

Donated     d from prior

exploration

income

equity

issued

capital

received, net

capital

operations

stage

(loss)

(deficit)

$

$

$

$

$

$

$

Balance from prior operations

at 1 March 2003

57,458,413

6,804,412

-

205,500

(7,524,145)

-

-

(514,233)

Common stock issued for mineral property

175,000

17,500

-

-

-

-

-

17,500

Common stock issued for services

1,000,000

100,000

-

-

-

-

-

100,000

Common stock issued for settlement of rent

obligation

200,000

19,200

-

-

-

-

-

19,200

Options exercised

150,000

19,812

-

-

-

-

-

19,812

Warrants exercised

1,300,000

280,922

-

-

-

-

-

280,922

Imputed interest

-

-

-

22,960

-

-

-

22,960

Marketable securities adjustment

-

-

-

-

-

-

44,000

44,000

Net loss for the year

-

-

-

-

-

(3,738)

-

(3,738)

Balance at 29 February 2004

60,283,413

7,241,846

-

228,460

(7,524,145)

(3,738)

44,000

(13,577)

Common stock issued for mineral property

125,000

45,384

-

-

-

-

-

45,384

Common stock issued for cash

4,205,610

860,089

-

-

-

-

-

860,089

Options exercised

87,500

10,606

-

-

-

-

-

10,606

Warrants exercised

250,000

37,500

-

-

-

-

-

37,500

Imputed interest

-

-

-

35,013

-

-

-

35,013

Stock-based compensation

-

82,000

-

-

-

-

-

82,000

Marketable securities adjustment

-

-

-

-

-

-

(54,000)

(54,000)

Net loss for the year

-

-

-

-

-

(748,369)

-

(748,369)

Balance at 29 February 2005

64,951,523

8,277,425

-

263,473

(7,524,145)

(752,107)

(10,000)

254,646

Common stock issued for mineral property

50,000

20,500

-

-

-

-

-

20,500

Common stock issued for cash

3,100,000

715,127

-

-

-

-

-

715,127

Options exercised

93,750

10,838

-

-

-

-

-

10,838

Warrants exercised

92,500

21,825

-

-

-

-

-

21,825

Share issue costs

-

(42,571)

-

-

-

-

-

(42,571)

Imputed interest

-

-

-

31,722

-

-

-

31,722

Stock-based compensation

-

2,280

-

-

-

-

-

2,280

Marketable securities adjustment

-

-

-

-

-

-

2,000

2,000

Net loss for the year

-

-

-

-

-

(810,105)

-

(810,105)

Balance at 28 February 2006

68,287,773

9,005,424

-

295,195

(7,524,145)

(1,562,212)

(8,000)

206,262

Subscriptions received

-

-

52,277

-

-

-

-

52,277

Common stock issued for debt

2,586,076

644,749

-

-

-

-

-

644,749

Options exercised

323,750

75,670

-

-

-

-

-

75,670

Warrants exercised

52,500

15,329

(14,600)

-

-

-

-

729

Share issue costs

-

(2,613)

-

-

-

-

-

(2,613)

Imputed interest

-

-

-

53,657

-

-

-

53,657

Intrinsic value of beneficial conversion feature

of convertible debentures

-

963,670

-

-

-

-

-

963,670

Fair value of warrants issued with convertible

debentures

-

1,262,580

-

-

-

-

-

1,262,580

Stock-based compensation

-

109,228

-

-

-

-

-

109,228

Marketable securities adjustment

-

-

-

-

-

-

(130,000)

(130,000)

Net loss for the year

-

-

-

-

-

(3,571,183)

-

(3,571,183)

Balance at 28 February 2007

71,250,099

12,074,037

37,677

348,852

(7,524,145)

(5,133,395)

(138,000)

(334,974)

Subscriptions received

-

-

40,062

-

-

-

-

40,062

Common stock issued for debt redemption

8,378,226

1,493,911

-

-

-

-

-

1,493,911

Common stock issued for cash

2,825,000

615,195

(52,277)

-

-

-

-

562,918

Options exercised

212,500

24,020

-

-

-

-

-

24,020

Warrants exercised

430,000

94,501

14,600

-

-

-

-

109,101

Share issue costs

-

(4,003)

-

-

-

-

-

(4,003)

Imputed interest

-

-

-

8,966

-

-

-

8,966

Stock-based compensation

-

75,042

-

-

-

-

-

75,042

Marketable securities adjustment

-

-

-

-

-

-

78,000

78,000

Net loss for the year

-

-

-

-

-

(2,260,291)

-

(2,260,291)

Balance at 29 February 2008

83,095,825

14,372,703

40,062

357,818

(7,524,145)

(7,393,686)

(60,000)

(207,248)

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.

(An Exploration Stage Company)

Consolidated Statements of Changes in Stockholders’ Equity (Deficit), continued

(Expressed in Canadian Dollars)

(Unaudited)

Deficit

Accumulated

Common

Deficit

accumulate

other

Total

Shares of

stock and

accumulate     d during the

comprehensive

stockholders’

common stock

paid-in

Subscriptions

Donated     d from prior

exploration

income

equity

issued

capital

received, net

capital

operations

stage

(loss)

(deficit)

$

$

$

$

$

$

$

Balance at 29 February 2008

83,095,825

14,372,703

40,062

357,818

(7,524,145)

(7,393,686)

(60,000)

(207,248)

Common stock issued for cash

4,555,000

507,867

(40,062)

-

-

-

-

467,805

Fair value of warrants issued with common

shares

-

205,975

-

-

-

-

-

205,975

Share issue costs

-

(35,459)

-

-

-

-

-

(35,459)

Imputed interest

-

-

-

26,143

-

-

-

26,143

Unrealized holding loss on available-for-sale

investment

-

-

-

-

-

-

(208,000)

(208,000)

Net loss for the year

-

-

-

-

-

(536,201)

-

(536,201)

Balance at 28 February 2009

87,650,825

15,051,086

-

383,961

(7,524,145)

(7,929,887)

(268,000)

(286,985)

Common stock issued for cash

5,000,000

85,277

-

-

-

-

-

85,277

Fair value of warrants issued with common

shares

-

122,235

-

-

-

-

-

122,235

Imputed interest

-

-

-

39,069

-

-

-

39,069

Stock-based compensation

-

790

-

-

-

-

-

790

Realized loss reallocated on disposal of

investments

-

-

-

-

-

-

60,403

60,403

Marketable securities adjustment

-

-

-

-

-

-

130,910

130,910

Net loss for the period

-

-

-

-

-

(409,573)

-

(409,573)

Balance at 28 February 2010

92,650,825

15,259,388

-

423,030

(7,524,145)      (8,339,460)

(76,687)

(257,874)

Subscription received

-

-

25,900

-

-

-

-

25,900

Imputed interest

-

-

-

12,621

-

-

-

12,621

Unrealized holding loss on investment

-

-

-

-

-

-

(4,075)

(4,075)

Stock-based compensation

-

505

-

-

-

(505)

-

-

Net loss for the period

-

-

-

-

-

(103,739)

-

(103,739)

Balance at 31 May 2010

92,650,825

15,259,893

25,900

435,651

(7,524,145)

(8,443,704)

(80,762)

(327,167)

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Three Months Ended May 31, 2010

(Unaudited)

1.

Nature and Continuance of Operations

Linux  Gold  Corp.  (the  “Company”)  was  incorporated  on  27  February  1979  in  Canada  under  the  British

Columbia  Company  Act  and  was  extra-provincially  registered  in  the  Province  of  Alberta  on  12  October

1995.   The  Company’s  stock  trades  on  the  Over  the  Counter  Bulletin  Board  in  the  United  States  under  the symbol “LNXGF”.

On  20  February  2003,  the  shareholders  approved  a  change  of  name  to  Linux  Gold  Corp.  and  increased  the

authorized  share  capital  to  200,000,000  common  shares  without  par  value.    The  Company  had  been

previously  pursuing  various  business  opportunities  and,  effective  1  March  2003,  the  Company  changed  its

principal  operations  to  mineral  exploration.   Accordingly,  as  of  1  March  2003,  the  Company  is  considered to be an exploration stage company.

The  Company’s  consolidated  financial  statements  as  at  31  May  2010  and  for  the  three  months  then  ended

have   been   prepared   on   a   going   concern   basis,   which   contemplates   the   realization   of   assets   and   the

settlement  of  liabilities  and  commitments  in  the  normal  course  of  business.   The  Company  has  a  loss  of

$104,244  for  the  three  months  ended  31  May  2010  (2010  –  $58,705)  and  has  a  working  capital  deficit  of

$333,709 at 31 May 2010 (28 February 2010 – $264,821).

Management  cannot  provide  assurance  that  the  Company  will  ultimately  achieve  profitable  operations  or

become  cash  flow  positive,  or  raise  additional  debt  and/or  equity  capital.   Management  believes  that  the

Company’s   capital   resources   should   be   adequate   to   continue   operating   and   maintaining   its   business

strategy.    However,  if  the  Company  is  unable  to  raise  additional  capital  in  the  near  future,  due  to  the

Company’s  liquidity  problems,  management  expects  that  the  Company  will  need  to  curtail  operations,

liquidate  assets,  seek  additional  capital  on  less  favorable  terms  and/or  pursue  other  remedial  measures.

These  consolidated  financial  statements  do  not  include  any  adjustments  related  to  the  recoverability  and classification  of  assets  or  the  amounts  and  classification  of  liabilities  that  might  be  necessary  should  the

Company be unable to continue as a going concern.

At  31  May  2010,  the  Company  has  suffered  losses  from  exploration  stage  activities  to  date.    Although

management  is  currently  seeking  additional  sources  of  equity  or  debt  financing,  there  is  no  assurance  these

activities  will  be  successful.    These  factors  raise  substantial  doubt  about  the  ability  of  the  Company  to

continue  as  a  going  concern.   The  consolidated  financial  statements  do  not  include  any  adjustments  that might result from the outcome of this uncertainty.

2.

Basis of Presentation

The accompanying unaudited interim consolidated financial statements of the Company have been prepared in  accordance  with  accounting  principles  generally  accepted  in  the  United  States  of  America  and  the  rules

of   the   Securities   and   Exchange   Commission,   and   should   be   read   in   conjunction   with   the   audited

consolidated  financial  statements  and  notes  thereto  for  the  year  ended  28  February,  2010  filed  on  SEDAR

and   Form   20F   with   the   SEC.   In   the   opinion   of   management,   the   accompanying   unaudited   interim

consolidated   financial   statements   reflect   all   adjustments,   consisting   of   normal   recurring   adjustments,

necessary  to  present  fairly  the  financial  position  and  the  results  of  operations  for  the  interim  period presented herein. The results of operations for interim periods are not necessarily  indicative of the results to be  expected  for  the  full  year  or  for  any  future  period.  Notes  to  the  financial  statements  which  would substantially duplicate the disclosure contained in the audited financial statements for fiscal 2010 have been omitted.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2010 and 2009

2.

Marketable Securities

31 May 2010

28 February 2010

Cost

Fair value

Cost

Fair value

$

$

$

$

886,000 (31 May 2010 –

1,007,000) common shares of Teryl

Resources Corp.

235,812

155,050

268,017

191,330

During  the  three  months  ended  31  May,  2010  a  total  of  121,000  (2010  –  nil)  shares  of  Teryl  Resources

Corp.  were  sold  at  prices  ranging  from  $0.215  to  $0.235  for  total  proceeds  of  $25,518  (2010  -  $nil)  with average cost of $32,205 and average carrying value of $22,990.

3.

Property and Equipment

Net book value

Accumulated

31 May

28 February

Cost

Amortization

2010

2010

$

$

$

$

Office furniture

11,194

6,798

4,396

4,627

Vehicle

15,531

13,385

2,146

2,320

26,725

20,183

6,542

6,947

During  the  three  months  ended  31  May,  2010,  total  additions  to  property,  plant  and  equipment  were  $nil

(2010 - $nil).

4.

Mineral Properties

Alaska Mineral Properties

Granite Mountain Property and Dime Creek Property

The  Company  has  a  total  of  33  mining  claims  in  Granite  Mountain  and  12  mining  claims  in  Dime  Creek,

which are located near Nome in the State of Alaska.

Livengood Property

The  Company  has  a  total  of  13  mining  claims  located  in  the  Livengood-Tolovana  Mining  District,  Alaska,

USA, known as the Livengood Claims.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2010 and 2009

5.

Mineral Properties

Fish Creek Property

The Company  has a  50% joint lease interest in  30  claims located in  the Fairbanks Mining  Division, Alaska,

USA,  known  as  the  Fish  Creek  Claims.   During  fiscal  2003,  the  Company  optioned  a  50%  interest  in  the

lease  to  Teryl  Resources  Corp.  (“Teryl”),  a  related  company  (Note  8).   Under  the  terms  of  the  agreement,

Teryl issued  200,000  common  shares to  the Company  at  a  fair  value  of  $80,000  and  must  expend  $500,000 over three years.

The  Company  retained  a  5%  net  royalty  interest,  until  US$2,000,000  has  been  received,  and  may  convert

into  a  25%  working  interest.   The  Company  entered  into  an  amending  agreement  with  Teryl  to  extend  the term  of  the  original  agreement  until  7  March  2007,  in  which  Teryl  issued  100,000  common  shares  to  the

Company,  and  also  agreed  to  expend  a  minimum  of  US$500,000  within  two  years  from  the  date  of  that

amending  agreement.    All  other  terms  of  the  original  agreement  remain  the  same.    Subsequently,  the

Company  entered  into  a  further  agreement  with  Teryl  to  extend  the  term  of  the  original  agreement  until

5 March 2011.

Trout Claims

On January  27, 2010 the Company  entered into a mining agreement with  the 100% owner (the “Owner”) of eleven  mining  claims  named  Trout  Claims  located  in  the  Fairbanks  Recording  District,  Alaska,  for  an

option  to  execute  a  five  year  lease.  In  accordance  with  the  mining  agreement,  upon  payment  of  US$7,500

(paid)  to  the  Owner  the  Company  obtains  the  option  to  execute  the  five  year  lease  by  August  1,  2010.  The terms of the lease option are as follows:

−      Initial non-refundable payment of US$1,500 at signing of the lease agreement;

−      Annual work commitment of US$10,000;

−      Consideration to the Owner on August 1 of each of the five years:

▪     2011: Cash payment of US$5,000

▪     2012: Cash payment of US$10,000

▪     2013: Cash payment of US$15,000 and issuance of 10,000 common shares of the Company

▪     2014: Cash payment of US$15,000 and issuance of 50,000 common shares of the Company

▪     2015: Cash payment of US$500,000 and issuance of the Company’s common shares valued at US$500,000 to a maximum of one million shares and granting of 4% Net Smelter Return to the Owner in exchange for 100% ownership in Trout Claims

Coho Claims

On January  27, 2010 the Company  entered into a mining agreement with  the 100% owner (the “Owner”) of ten mining claims named  Coho  Claims located  in  the Fairbanks Recording  District, Alaska, for an  option  to execute  a  five  year  lease.  In  accordance  with  the  mining  agreement,  upon  payment  of  US$7,500  (not  paid)

to the Owner the Company obtains the option to execute the five year lease by August 1, 2010. The terms of the lease option are as follows:

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2010 and 2009

5.

Mineral Properties (continued)

Coho Claims (continued)

−      Initial non-refundable payment of US$1,500 at signing of the lease agreement;

−      Annual work commitment of US$10,000;

−      Consideration to the Owner on August 1 of each of the five years:

▪     2011: Cash payment of US$5,000

▪     2012: Cash payment of US$10,000

▪     2013: Cash payment of US$15,000 and issuance of 10,000 common shares of the Company

▪     2014: Cash payment of US$15,000 and issuance of 50,000 common shares of the Company

▪     2015: Cash payment of US$500,000 and issuance of the Company’s common shares valued at US$500,000 to a maximum of one million shares and granting of 4% Net Smelter Return to the Owner in exchange for 100% ownership in Coho Claims

The  following  is  a  summary  of  mineral  property  expenditures  related  to  the  Alaska  Mineral  Properties  for the three months ended 31 May, 2010 and 2009:

For the Three

For the Three

Months Ended

Months Ended

31 May, 2010

31 May, 2009

$

$

Exploration and development costs

Assaying

483

-

Field supplies and other

-

-

Geological consulting

4,522

1,085

Staking and recording fees

12,921

-

Transportation

-

-

17,926

1,085

6.

Accounts Payable

Accounts payable are non-interest bearing, unsecured and have settlement dates within one year.

7.

Due to Related Parties

Amounts  due  to  related  parties  are  unsecured,  non-interest  bearing  and  have  no  fixed  terms  of  repayment.

During  the  three  months  ended  31  May,  2010,  imputed  interest  at  15%,  totalling  $12,621  (2010  -  $6,613)

was  charged  to  operations  and  treated  as  donated  capital  (Note  11).   As  at  31  May,  2010,  amounts  due  to

related  parties  consist  of  advances  or  repayments  to  the  President,  Chief  Executive  Officer  (“CEO”)  and

shareholder  of  the  Company  and/or  companies  controlled  by  the  President,  CEO  and  shareholder  of  the

Company.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2010 and 2009

7.

Due to Related Parties (continued)

28 February,

Advances

31 May,

2010

(repayments)

2010

$

$

$

Access Information

1,106

-

1,106

Imaging Technologies

1,018

-

1,018

Information Highway.com

2,500

1,500

4,000

IAS Energy, Inc.

1,700

-

1,700

JGR Petroleum, Inc.

102,760

4,068

106,828

KLR Petroleum Ltd.

32,868

12,573

45,441

Rainbow Networks

4,369

-

4,369

Reg Technologies Inc.

1,210

-

1,210

REGI U.S., Inc.

1,176

-

1,176

SMR Investments Ltd.

49,450

7,875

57,325

Teryl Resources Corp.

115,333

1,500

116,833

313,490

27,516

341,006

8.

Related Party Transactions

Pursuant  to  a  management  services  agreement,  during  the  three  months  ended  31  May,  2010  the  Company paid  or  accrued  management  fees  of  $7,500  (2010  -  $7,500)  to  a  company  of  which  the  President  of  the

Company  is  a  director.   At  31  May,  2010,  the  Company  had  an  outstanding  balance  of  $57,325  (2010  -

$49,450) owed to this related party.

During  the  three  months  ended  31  May,  2010  the  Company  paid  or  accrued  investor  relations  fees  of

$1,500 (2010 - $3,000) to a company related to the Company by way of a common director.

During the three months ended  31  May,  2010, the Company  paid  consulting  fees of $4,219 (2010 - $2,835)

to a company where the President of the Company is a director.

The  Company  had  certain  mineral  property  transactions  and  a  joint  venture  agreement  with  related  parties

(Note 5).

Related party transactions incurred during the normal course of the Company’s operations and are measured at the exchange amount, which is the amount agreed between the related parties.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2010 and 2009

9.

Capital Stock

Authorized

The Company’s authorized capital is 200,000,000 common shares without par value.

Issued and outstanding

The total issued and outstanding capital stock is 92,650,825 common shares without par value.

On  March  27,  2008,  the  Company  issued  500,000  units  pursuant  to  a  private  placement  at  a  price  of

US$0.20  per  unit  for  gross  proceeds  of  $99,364  (US$100,000)  before  finders’  fees  of  $3,588.   Each  unit

consisted  of  one  common  share  and  one  share  purchase  warrant,  with  each  warrant  entitling  the  holder  to purchase  one  share  at  an  exercise  price  of  US$0.25  per  share  for  a  one  year  term  expiring  on  March  27,

2009.   The  Company  allocated  $77,244  to  the  common  shares  and  $22,120  to  the  share  purchase  warrants

based  on  the  relative  fair  values.   On  March  27,  2009  the  Company  extended  the  expiry  date  of  these  share purchase  warrants  to  March  27,  2010,  resulting  in  a  further  $11,144  allocated  to  the  value  of  the  warrants.

The  additional  fair  value  of  warrants  was  determined  using  the  Black-Scholes  warrant  pricing  model  using the  following  weighted  average  assumptions:  risk  free  interest  rate  of  1.06%,  expected  life  of  1  year,

annualized volatility of 189.40% and expected dividend of 0%.

On  June  1,  2009,  the  Company  extended  the  expiry  date  of  1,412,500  warrants  granted  on  June  1,  2008  to

June 1, 2010, resulting in a further $26,335 allocated to these warrants. The additional fair value of warrants was  determined  using  the  Black-Scholes  warrant  pricing  model  using  the  following  weighted  average assumptions:  risk  free  interest  rate  of  1.01%,  expected  life  of  1  year,  annualized  volatility  of  193.40%  and expected dividend of 0%.

On  June 5, 2008 the Company  issued  4,055,000  units pursuant to  a private placement at a price of US$0.15

per  unit  for  gross  proceeds  of  $614,478  (US$608,250)  before  finders’  fees  of  $31,871.   Each  unit  consisted

of  one  common  share  and  one  share  purchase  warrant,  with  each  warrant  entitling  the  holder  to  purchase

one  share  at  an  exercise  price  of  US$0.20  per  share  for  a  one  year  term  expiring  on  June  5,  2009.   The

Company  allocated  $430,623  to  the  common  shares  and  $183,855  to  the  share  purchase  warrants  based  on

the  relative  fair  values.   On  June  5,  2009  the  Company  extended  the  expiry  date  of  these  share  purchase warrants  to  June  5,  2010,  resulting  in  a  further  $123,476  allocated  to  the  value  of  these  warrants.  The additional  fair  value  of  warrants  was  determined  using  the  Black-Scholes  warrant  pricing  model  using  the following weighted average assumptions: risk free interest rate of 1.31%, expected life of 1 year, annualized volatility of 194.66% and expected dividend of 0%.

On  October  19,  2009  the  Company  issued  5,000,000  units  pursuant  to  a  private  placement  at  a  price  of

US$0.04  per  unit  for  gross  proceeds  of  $207,512  (US$200,000).   Each  unit  consists  of  one  common  share

and  one  share  purchase  warrant.    Each  warrant  entitles  the  holder  to  purchase  one  additional  share  of common  stock  at  a  price  of  US$0.075  in  the  first  year  or  at  a  price  of  US$0.10  in  the  second  year  from  the

date  of  issue.   The  Company  allocated  $85,277  to  the  common  shares  and  $122,235  to  the  share  purchase warrants based on the relative fair values.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2010 and 2009

9.

Capital Stock (continued)

Issued and outstanding (continued)

During  the  three  months  ended  31  May,  2010,  two  investors  subscribed  492,000  units  pursuant  to  a  private placement  of  the  Company,  consisting  of  up  to  3,000,000  units  for  gross  proceeds  of  up  to  US$150,000,  at

a  price  of  US$0.05  per  unit  for  gross  proceeds  of  $25,900  (US$24,600).    Each  unit  consisted  of  one

common share and one share purchase warrant, with each warrant entitling the holder to purchase one share at an exercise price of US$0.075  per share for a one year term expiring  from date of closing. As at 31  May,

2010 and the issuance date of these consolidated financial statements, the common shares were not issued.

Warrants

The following share purchase warrants were outstanding at 31 May, 2010:

Exercise price

Number

Remaining

Expiry date

of warrants

contractual life

US$

(years)

June 1, 2010

0.30

1,412,500

0.00

June 5, 2010

0.20

4,055,000

0.01

May 8, 2011

0.20

9,275,000

0.94

June 28, 2011

0.20

3,125,000

1.08

October 19, 2011

0.075/0.10

5,000,000

1.38

22,867,500

0.83

The  following  is  a  summary  of  the  Company’s  warrant  activities  during  the  three  months  ended  31  May,

2010:

Weighted

Number of

average

warrants

exercise price

US$

Outstanding and exercisable at 28 February,  2010

23,367,500

0.18

Expired

(500,000)

0.07

Outstanding and exercisable at 31 May, 2010

22,867,500

0.18

The weighted average fair value of warrants issued during the year ended February 28, 2010 was $0.025 per

warrant.   The  fair  value  of  each  warrant  granted  was  determined  using  the  Black-Scholes  warrant  pricing model using the following weighted average assumptions: risk free interest rate of 1.62%, expected life of 2 years, annualized volatility of 160% and expected dividend of 0%.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2010 and 2009

9.

Capital Stock (continued)

Stock Options

The  Company  has  a  stock  option  plan  to  issue  up  to  10%  of  the  issued  common  shares  to  certain  directors

and  employees.   All  options  granted  under  the  plan  vest  upon  date  of  grant  and  are  subject  to  the  following exercise schedule:

i)

Up  to  25%  of  the  options  may  be  exercised  at  any  time  during  the  term  of  the  option  (the  “First

Exercise”);

ii)

The  second  25%  of  the  options  may  be  exercised  at  any  time  after  90  days  from  the  date  of  the  First

Exercise (the “Second Exercise”);

iii)      The  third  25%  of  the  options  may  be  exercised  at  any  time  after  90  days  from  the  date  of  the  Second

Exercise (the “Third Exercise”); and

iv)      The  fourth  and  final  25%  of  the  options  may  be  exercised  at  any  time  after  90  days  from  the  date  of the Third Exercise.

On April 22, 2009, 75,000 stock options exercisable at a price of US$0.30 per common share expired.

On  April  22,  2009,  the  Company  granted  75,000  stock  options  to  two  consultants  of  the  Company.  The options are exercisable at a price of US$0.10 per common share for five years expiring on April 22, 2014.

On November 9, 2009, 12,500 stock options exercisable at a price of US$0.20 per common share expired.

On  December  18,  2009  the  Company  granted  25,000  stock  options  to  a  consultant  of  the  Company.  The options  are  exercisable  at  a  price  of  US$0.10  per  common  share  for  five  years  expiring  on  December  18,

2014.

During  the  year  ended  February  28,  2010,  the  Company  recorded  stock-based  compensation  of  $791  (2009

- $nil) for options granted.

On  April  19,  2010  the  Company  granted  to  a  consultant  of  the  Company  50,000  stock  options  exercisable into the Company’s common shares at a price of $0.10 per share for five years expiring April 19, 2015.

9.

Capital Stock (continued)

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2010 and 2009

Stock Options

The following stock options were outstanding and exercisable at 31 May, 2010:

Number

Number of

Remaining

Exercise

of options

options

contractual

Expiry date

price

outstanding

exercisable

life

US$

(years)

August 9, 2011

0.35

1,500,000

375,000

1.19

November 2, 2011

0.25

25,000

6,250

1.42

December 8, 2011

0.25

50,000

12,500

1.52

November 7, 2012

0.31

50,000

12,500

2.44

February 21, 2013

0.10

1,525,000

381,250

2.73

April 22, 2014

0.10

75,000

18,750

3.89

December 18, 2014

0.10

25,000

6,250

4.56

April 19, 2015

0.10

50,000

12,500

4.89

3,300,000

825,000

2.07

The  following  is  a  summary  of  the  Company’s  stock  option  activities  during  the  three  months  ended  31

May, 2010:

Weighted

Number of

average

options

exercise price

US$

Outstanding at February 28, 2010

3,250,000

0.22

Granted

50,000

0.10

Outstanding at May 31, 2010

3,300,000

0.22

Exercisable at May 31, 2010

825,000

0.22

Weighted average fair value of stock options granted during the period

0.01

9.

Capital Stock (continued)

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2010 and 2009

Stock Options (continued)

The  fair  value  of  each  option  granted  was  estimated  on  the  date  of  the  grant  or  modification  using  the

Black-Scholes pricing model with the following assumptions:

For the

For the

Three months

Three months

ended

ended

31 May,

31 May,

2010

2009

Risk free interest rate

2.22%

1.64%

Expected life

5 years

4 years

Annualized volatility

98.81%

78.17%

Expected dividends

-

-

Option  pricing  models  require  the  input  of  highly  subjective  assumptions  including  the  expected  price

volatility.   Changes  in  the  subjective  input  assumptions  can  materially  affect  the  fair  value  estimate,  and therefore  the  existing  models  do  not  necessarily  provide  a  reliable  single  measure  of  the  fair  value  of  the

Company’s stock options.

10.     Commitments

On September 17, 2009 the Company entered into an office rent agreement for the duration of November 1,

2009  to  October  31,  2010  at  monthly  rate  of  $3,355.  The  Company  shares  the  office  space  and  rent  fees equally with two related parties. As at 31 May, 2010 the Company is committed to five months’ rent charge of $17,552 of which $11,183 will be reimbursed by the two related parties.

11.     Supplemental Disclosures With Respect to Cash Flows

Cumulative from

inception of

For the

For the

exploration stage on

Three months

Three months

1 March 2003 to

ended

ended

31 May,

31 May,

31 May,

2010

2010

2009

$

$

$

Cash paid for interest

-

-

-

Cash paid for income taxes

-

-

-

During the three months ended 31 May, 2010, imputed  interest  at 15% per annum totalling  $12,621 (2010 -

$6,613) on amounts due to related parties was charged to operations and treated as donated capital (Note 7).

12.     Subsequent Events

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2010 and 2009

Private Placement

As  of  the  issuance  date  of  these  consolidated  financial  statements,  three  investors  have  subscribed

505,000  units  pursuant  to  a  private  placement  of  the  Company,  consisting  of  up  to  3,000,000  units  for gross  proceeds  of  up  to  US$150,000,  at  a  price  of  US$0.05  per  unit  for  gross  proceeds  of  US$25,250.

Each unit consisted of one common  share and  one share purchase warrant, with  each  warrant  entitling the holder to purchase one share at an exercise price of US$0.075 per share for a one year term expiring from date of closing. As at the issuance date of these consolidated financial statements the common shares were not issued.

Warrants Expired

As of the issuance date of these consolidated financial statements, 5,467,500 warrants with exercise prices between $0.20 and $0.30 expired, unexercised.

The Company has evaluated subsequent events through the date of these consolidated financial statements were issued in accordance with FASB ASC 855 and all material subsequent events have been disclosed as stated above.